Philips notifies the Netherlands Authority for the Financial Markets of holding 10.02% of its own shares

June 12, 2012

Amsterdam, the Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) announced today that it has notified the Netherlands Authority for the Financial Markets (AFM) that it currently holds 10.02 percent of its own issued shares. This holding of Philips consists of shares that have been acquired for cancellation purposes under Philips’ current EUR 2 billion share repurchase program and shares that are held to cover for obligations resulting from Philips’ existing long-term incentive and employee stock purchase programs.

For further information, please contact:
Steve Klink
Philips Corporate Communications:
Tel: +31 6 10888824Email: steve.klink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 122,000 employees with sales and services in more than 100 countries worldwide. With sales of EUR 22.6 billion in 2011, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.